HoldOn

A Better Way, A Better Bag.

 **Heavy Duty**  **Non Toxic**  **Plant-Based**  **100% Compostable**  **BPI Certified**

INVEST IN **HOLDON BAGS INC**

A sustainable, household goods company that sells compostable, plant-based products

LEAD INVESTOR

 **Tara Nicolette**

Sustainability and the phasing out of one use plastics should have occurred in the 1990's, but it didn't. We are 30 years behind and we have a lot of ground to make up. Plant based materials are the sustainable future that has to be invested in. Huge conglomerates tell common people to recycle while they create 90% of the plastic waste on the earth. Accountability must occur. I believe brands like HoldOn bags will help us get there. The earth and future generations deserve better than what has been given to date.

Invested $5,000 this round

holdonbags.com   Santa Monica CA

Highlights

1. $3MM revenue run rate with only a year in market

2. Winner of Fast Company's 2023 Innovation by Design Awards in the Materials category

3. Backed by industry leaders and proven operators from Hippeas, Reel, TJX, Apple, & Adidas

4. 95% 4 and 5-star reviews with over 40,000 happy customers

5. Industry leading 60%+ gross margins with further improvements coming this year

6. Launched in Amazon in Jan 2023 and reached a $1MM+ run rate in the first 3 months

7. Launched at Target with fantastic early results and expanding into Kroger doors in October 2023

8. Featured in Forbes, Vice, Buzzfeed, CNN Underscored, Domino, Real Simple, R29, Variety & The Skimm

Our Team



Sheeva Sairafi President

Sheeva is an executive leader with an entrepreneurial spirit, spending the last decade at dynamic, high-growth, mission-driven companies at various stages. She has robust experience in strategy, P&L management, ops, e-comm, marketing & sales.



Livio Bisterzo Founder

A lifelong entrepreneur, Livio founded Green Park with a mission to create, operate, and accelerate disruptor CPG brands where doing good business means doing more good by consumers and for the planet—includes HIPPEAS, Reel, Mavericks & BETR Remedies.



Andrew Sylvester VP of Finance

Investor and advisor in consumer goods



Jenny Konopinski Director of Marketing

Jenny is a marketing leader with over a decade of experience in building mission-driven brands, specializing in data-driven marketing strategies that connect with consumers to drive awareness, engagement and retention.



Esther Hong Director of Operations

Esther is a seasoned professional in Supply Chain Management & Operations, and has worked with remarkable brands and companies such as Samsung, Toms, and Alleyoop.

Join our mission to leave the world cleaner than we found it.

THERE HAS TO BE A BETTER WAY

Plastic—It's Everywhere

Some of it we need. Lots of it we don't. And according to most experts, single-use plastic is the worst kind of plastic at every stage: production, disposal, and decomposition.

These traditional single-use plastic bags pile up in landfills, clog waterways, and entangle wildlife.

And they take centuries to decompose. If thrown away today, these single-use plastic bags will still be emitting harmful toxins into our environment when our great, great, great, great, great-grandchildren are born.



10 MILLION TONS
OF PLASTIC END UP IN OUR OCEANS ANNUALLY.
That's a garbage truck a minute.
Trash bags are part of the problem. 50 million Americans use more than 25 trash bags a month. That's 15 billion bags a year.
TOXIC CHEMICALS
EMIT DURING PRODUCTION AND DEGRADATION.
These chemicals find their way into our water, our food and our bodies.
100 BILLION
PLASTIC BAGS ARE THROWN AWAY BY AMERICANS EACH YEAR.
Less than 2% is recycled. The rest takes between 500-1000 years to decompose. If trends continue, by 2050 there will be more plastic in the sea than fish.

In The Current Aisle, Shoppers Don't Have A Better Option

Household bags are a commoditized category lacking innovation & freshness that is ripe for disruption with no differentiation, no loyalty, no joy, and most importantly—*no sustainable options.*



A MASSIVE CATEGORY TRAILING IN SUSTAINABILITY

THREE INCUMBENTS DOMINATE MARKET

- Lack of credibility after decades of plastic use
- Existing fixed investments designed around supply chains of plastic
- Sustainable options seen as a threat to portfolio of higher-margin, premium plastic brands

$22B
Plastic Bag Market

Reynolds *Consumer Products*

THE CLOROX COMPANY

SC Johnson

AND ARE FAILING TO DELIVER ON SUSTAINABILITY

Hefty 'Greenwashing' in Marketing of Recycling Bags That Aren't Recyclable, Class Action Alleges

The Environmental Impact of ZipLoc Bags | Tiny Waste
It gets worse. According to Natural-Environment.com, plastic bags cause over 100,000 sea turtle and other marine animal deaths every year when animals mistake ...

Sustainable Trash Bags Are A $10 Billion Opportunity

Traditional single-use plastic incumbents have no competition. Across other Consumer Packaged Goods, sustainable brands are *growing 5x faster* than their conventional competitors.



CLEANING PRODUCTS
+10x over 10yrs

3% (2005)
30% (2015)

% US Market Share for Sustainable Brands



PERSONAL CARE
+5x over 10yrs

2% (2010)
10% (2020)

% US Market Share for Organic/Natural Brands



SUSTAINABLE BAGS
Forecast +20x

1% (2020)
20% (2030)

% US Market Share for Sustainable Brands

White Space For A Premium Sustainable Brand

Traditional plastic incumbents provide little to no investment in sustainable alternatives. Other sustainable brands offer alternatives to single-use plastics but miss the mark on the durability and strength that the modern consumer expects.

HoldOn is primed to fill the white space for a premium brand that delivers on both sustainability and durability.

SUSTAINABLE WITHOUT SACRIFICE

HoldOn Was Born From The Idea That There Has To Be A Greener Way To Go About Our Daily Chores

Trash bags, storage bags, and kitchen bags are irreplaceable staples in our daily lives. So we created plant-based, nontoxic, 100% compostable bags—so you never have to sacrifice convenience to care for the planet.



HOME
COMPOSTABLE
HEAVY
DUTY
PLANT-
BASED
NON
TOXIC
BPI
CERTIFIED
HoldOn
A Better Way, A Better Bag.
13 GALLON
40 BAGS
DRAWSTRING

HoldOn Bags Launched In May 2022

We focused our efforts on trash and kitchen bags that are just strong and durable as traditional single-use plastic bags, but made with plant-based renewables that break down in weeks, not centuries—so you never have to sacrifice convenience to care for the earth.



HoldOn

HoldOn









HoldOn

Designed With Convenience In Mind

HoldOn Bags are super strong, plant-based, and 100% home compostable trash and zip seal bags to help reduce the use of single use plastic bags in our daily lives.

We provide durable products to make it simple and easy for people to make sustainable choices – because we know that lots of people making small changes is how we can make BIG impact.

KEY PRODUCT DIFFERENTIATORS
HEAVY DUTY
For consumers, strength & durability are non-negotiable.
HoldOn bags were built with a strength that matches incumbents.
PLANT-BASED
Our product is made from plants & compostable materials.
HoldOn bags use 68% less fossil fuels in production vs. legacy brands
NON TOXIC
HoldOn bags are safe for the planet and safe for your family.
Made with nontoxic materials, free of BPA, phthalates, and microplastics.
HOME COMPOSTABLE
Bags decompose without emitting harmful toxins like methane.
Bags can be put in your home compost, 90% decompose within 6 months.









An Award-Winning Brand

HoldOn Bags was recently awarded ***Fast Company's 2023 Innovation By Design Awards*** in the Materials Category—this award recognizes brands that work to design a better world and push the boundaries of material innovation.

FAST COMPANY

These compostable trash bags break down in weeks, not years

HoldOn Bags—a winner of the 2023 Innovation by Design Award—are designed to break down, but not until they're out of your trash can.


IT BELIEVES IN MAKING A DIFFERENCE.
IT BELIEVES SMALL THINGS CAN LEAD TO
LASTING CHANGE IF WE STOP AND SAY

STRONG FOR YOU, EASY ON THE PLANET

Direct-To-Consumer Success Demonstrates A Clear Market Fit

During launch week in May 2022—we sold out of initial inventory in less than 72 hours! And just a little over a year later, we've surpassed **over $3.1MM in sales** and are approaching a **$3MM run rate.**

We continue to see consistent conversion rates above 5% and have achieved a 36%+ repeat rate that demonstrates early consumer loyalty.


Gross $ Sales Since Launch
(holdonbags.com)
$300K
$250K
$200K
Over 30%
M/M growth



Early Success On Amazon Highlights The Size Of Opportunity

Launched in January 2023—HoldOn quickly established itself as the sustainable leader in the trash and kitchen bag category. After selling out of initial inventory in the first week, we scaled to $100K in sales within the first three months.

With strong month over month growth, we are forecasting over $1MM in Y1 and continue to see 3x+ ROAS.



Retail Launch In Q2 2023

Following our DTC proof of concept, HoldOn Bags launched at Target, in store and online, in April 2023 to prove our our retail playbook.

We introduced 2 of our best selling products at Target—our 13 gallon large trash bags and 4 gallon small space trash bags. We supported our launch with Earth Month activations and are participating in the Target Zero corporate sustainability initiative.

This channel is expected to be a $300K opportunity in Y1 and building to $2MM+ in Y2 with expanded footprint and additional skus.


TARGET
HoldOn
Compostable
Small Trash Bags
heavy
DUTY
100% COMPOSTABLE
PLANT-BASED
17" x 18" x .63 MIL (43cm x 45.5cm x 16µ)
4
GALLON (15L)
30
EXTRA STRONG BAGS
HoldOn
Compostable
Tall Kitchen Bags
heavy
DUTY
DRAWSTRING CLOSURE
100% COMPOSTABLE
PLANT-BASED
24" x 27" x .98 MIL (60cm x 69cm x 25µ)
13
GALLON DRAWSTRING (49L)
25
EXTRA STRONG BAGS

Bringing Excitement To A Stale Category

People LOVE our product because it doesn't require them to make any changes to their habits – just a super easy switch to a more sustainable option that can make a big impact on our environment.

With over 40K happy customers and 95% 4 and 5 star reviews, HoldOn bags outperform other sustainable brands while driving higher engagement than other plastic incumbents.



40,000+ HAPPY CUSTOMERS
90% 4 OR 5 STAR REVIEWS
VIRTUALLY NO DIFFERENCE FROM ZIPLOC!
I am in awe. It makes no difference to you and the safety/preservation of your food whether you buy HoldOn or Ziploc bags... and it makes a MASSIVE difference to the planet and the future you are giving our children... switch now! You will not regret it.
Soledad D.
Verified Buyer
I'd recommend this product
Why I love these bags
Better for the Environment
Great for Daily Use,
Compostable, Food Preparation
& Storage, Nontoxic
Spillproof
Durability
Zip Seal Closure
LOVE THESE BAGS!
These bags are great! They hold up just as good as regular plastic trash bags. We've never had a problem with one breaking or leaking, and we're on our second box now. These bags make it easy to reduce the plastic in our lives!
Elizabeth F.
Verified Buyer
I'd recommend this product
Why I love these bags
Better for the Environment,
Trash Disposal, Simple Swap
for Plastic, Easy to Use
Durability
Handle Strength
Leakproof
BEST BAGS EVER!!!!
Anita S.
Verified Buyer
I recommend this product
Why I love these bags
Plant-Based, Easy to Use, Better for
the Environment, Simple Swap for
Plastic, Great for Daily Use
Durability
Handle Strength
Leakproof

HoldOn, THIS IS GOING TO GET GOOD

Raising Seed Capital To Expand Into Retail

After a wildly successful launch in our Direct-To-Consumer channel in 2022, we have successfully expanded into marketplace and retail channels starting in Q1 of this year. Our next stage of growth will be fueled by the success of our launch into Amazon and Target, as we look to expand our retail sales channels into Grocery and Club Markets starting in Q4 2023 with Kroger.

Grocery and Club Markets starting in Q4 2023 with Kroger.


PHASE 1
2022
Direct-to-consumer
Building a community of brand evangelists with a focus on subscriptions
Friends & Family Round
PHASE 2
2023
Expansion into Marketplace & Retail
Untapped opportunity to be the dominant brand on Amazon while also capitalizing on other sustainable marketplaces like Thrive Market & Grove Collaborative.
amazon
A Round
PHASE 3
2024+
Scaling the playbook with Omnichannel Sales
Doubling down on the success of Phase 2 by expanding retail sales channels into the Grocery and Club Markets.
COSTCO WHOLESALE
Kroger
meijer
2022
2023
2024

Note: future milestones cannot be guaranteed.

Use Of Seed Funds

Our investment allocation will be focused into three areas including retail expansion, team building, as well as sales growth and working capital.

Our retail expansion includes a complete design of dedicated retail packaging, purchase pipeline inventory, and support marketing for additional retail tests.

To support our growth, we will also continue to invest in building out the HoldOn team including an operations leader, additional marketing support, and expanding resources in financial planning and management.

Lastly, our funds will also fuel sales growth and working capital to accelerate inventory purchasing cycle, invest efficiently in customer acquisition and turn 40%+ of customers into subscribers


INVESTMENT ALLOCATION
Sales Growth & Working
Retail Expansion, $750K



Note: only a portion of our $2.5M raise is being done via this Community Round. Future revenue projections are not guarantee

Financial Model

Our primary focus will continue to be on bundles and sets, which push our AOV to *NEARLY $50* and allows us to reach a $5MM run-rate sales in first full year in market.

As a community-driven brand, we will continue to invest in affiliate sales, micro-influencers and strategic partnerships to extend our reach, activate individuals at a community level, and to build brand awareness as well as loyalty.

Lastly, we believe our strategic mix of direct subscription sales, expansion of product assortment and retail launches will drive revenue growth 2023-2025.

PRESS & AWARDS

Press Features & Reviews

VARIETY	BuzzFeed	VICE
"HoldOn makes our favorite line of compostable kitchen bags, compost bags, and storage bags."	"I was nervous these would deteriorate, but they work great. The color is cute and the ties work well!"	""Hold On's heavy duty, plant-based bags are so good that they'll enhance anyone's experience with daily chores."

  

BRIT+CO   **domino**   **REAL SIMPLE**   CNN underscored

Forbes   **hunker**   the Skimm'

Fast Company's 2023 Innovation By Design Awards | Materials Category

The Materials category of Fast Company's Innovation by Design Awards honors projects that push the boundaries of material innovation. This year's winner, HoldOn Bag's compostable trash and kitchen bags, are plant-based trash and storage bags that will compost within weeks, rather than centuries.

FAST COMPANY

The best material innovations of 2023

See the full list of honorees of Fast Company's 2023 Innovation by Design Awards in the Materials category.

